

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2018

Michael P. Zechmeister
Chief Financial Officer
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

> **Re:** **United Natural Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended July 29, 2017**
> **Filed September 26, 2017**
> **Form 8-K Filed December 7, 2017**
> **File No. 1-15723**

Dear Mr. Zechmeister:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 29, 2017

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

11. Retirement Plans, page 63

1. We note that you contribute to multiple multi-employer plans. Please tell us your consideration of providing the disclosures required by ASC 715-80-50-4 through 50-10.

Form 8-K filed December 7, 2017

Exhibit 99.1

2. We note your calculation of EBITDA adjusts for "Other, net" income and expenses. Exchange Act Release No. 47226 describes EBITDA as "earnings before interest, taxes, depreciation and amortization." Measures that are calculated differently than EBITDA as described in Exchange Act Release No. 47226 should not be characterized as EBITDA. Please revise your calculation of EBITDA or characterization of this measure in future filings. Refer to Question 103.01 of the Division's Compliance and Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products